

June 27, 2024

Cong Shi
Director
Helport AI Limited
9 Temasek Boulevard #07-00, Suntec Tower Two
Singapore 038989

> **Re: Helport AI Limited**
> **Amendment No. 4 to Registration Statement on Form F-4**
> **Filed June 24, 2024**
> **File No. 333-276940**

Dear Cong Shi:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-4

Tristar Acquisition I Corp.
Notes to Condensed Financial Statements (Unaudited)
Note 11. Subsequent Events, page F-55

1.   We note that Tristar made an additional extension payment on June 17, 2024 to extend the period to complete a business combination until July 18, 2024. Please revise here to include a discussion of such payment.

Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ying Li